Filed by Starburst II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Selected Portions of 33rd Annual General Meeting of Shareholders Meeting and Related Presentation Materials. The following slides relate to the SoftBank Corp. 33rd Annual General Meeting of Shareholders Meeting held on June 21, 2013. The meeting was conducted in Japanese with simultaneous English translation, and the transcripts filed hereunder are transcribed from the simultaneous English translation. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, mistranslations of certain statements, errors, omissions or inaccuracies in the transcript. SoftBank believes that none of these inaccuracies is material. The related slides used in 33rd Annual General Meeting of Shareholders Meeting are included as an attachment to this transcript. A replay of the 33rd Annual General Meeting of Shareholders Meeting is accessible through SoftBank’s website at www.softbank.co.jp/en/.

Please send the proofs to the persons copied to this email and missoul.els@g.softbank.co.jp.

Narration Image Subtitle 40 41 42 0 In October 2012, we announced our strategic acquisition of Sprint. Sprint is the third largest mobile operator in the US. By combining Sprint and SoftBank, In October 2012, SoftBank announced the strategic acquisition of Sprint. Together with Sprint, the third mobile operator in the US, net sales will become no.3 in the world, 0

Sprint

SoftBank Sprint

Narration Image Subtitle 43 44 45 1 our net sales will rank third in the world. In cumulative subscribers we will far outstrip NTT DOCOMO, and close in on Verizon, the largest US operator. We already have regular meetings between our management teams. and cumulative subscribers will be far ahead of NTT DOCOMO, and close in on Verizon, the largest operator in US. We have already started regular meetings with both management teams, 1

Narration Image Subtitle 46 2 2 and a variety of synergies are expected through the relationship. And, we expect to generate a host of synergies.